UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

VimpelCom Ltd.’s 51.9% owned subsidiary, Global Telecom Holding S.A.E. (“GTH”) (EGX: GTHE, LSE: GLTD), an Egyptian joint stock company, announced today that, as previously disclosed, on 19 November 2012 Atheer Telecom Iraq Limited (“Atheer”) initiated English High Court proceedings against Orascom Telecom Iraq Ltd. (“OTIL”) and GTH in relation to a dispute arising from the 2007 sale of Iraqna, OTIL’s Iraqi mobile subsidiary, to Atheer. Pursuant to the underlying share purchase agreement, Atheer was seeking declarations that OTIL and GTH are liable to indemnify it for certain tax liabilities. Atheer’s initial claim was for USD 280 million, but later reduced to USD 60 million. On 17 February 2017, the Court found OTI and GTH liable to indemnify Atheer in the amount of USD 60 million. The precise terms of the order, costs and interest will be determined at a hearing on 1 March 2017. GTH intends to seek leave to appeal the judgment, however, leave to appeal is discretionary and may not be granted.

The information set form in this Form 6-K is hereby incorporated by reference into Registration Statement No. 333-196223 and Registration Statement No. 333-213905.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: February 21, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel